April 21, 2020

John P. Love
Chief Executive Officer
United States Oil Fund, LP
1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, CA 94596

       Re: United States Oil Fund, LP
           Registration Statement on Form S-3
           Filed April 20, 2020
           File No. 333-237750

Dear Mr. Love:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Justin Dobbie at (202) 551-3469 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance